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                           May 16, 2022

       Jonathan Myers
       Chief Executive Officer
       Qomolangma Acquisition Corp.
       1178 Broadway, 3rd Floor
       New York, New York 10001

                                                        Re: Qomolangma
Acquisition Corp.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted May 6,
2022
                                                            CIK No. 0001894210

       Dear Mr. Myers:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 27, 2022 letter.

       Amendment to DRS

       Cover Page

   1. We note your response to comment 1. Please also discuss how, and the extent to which, the pool of available
companies in the PRC may be limited including, for example,
                                                        acknowledging whether
certain industries may prohibit foreign investment.
 Jonathan Myers
Qomolangma Acquisition Corp.
May 16, 2022
Page 2

       Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 if
you have any questions.



                                                         Sincerely,
FirstName LastNameJonathan Myers
                                                         Division of
Corporation Finance
Comapany NameQomolangma Acquisition Corp.
                                                         Office of Real Estate
& Construction
May 16, 2022 Page 2
cc:       Christopher S. Auguste, Esq.
FirstName LastName